September 12, 2018

Christopher Chapman
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road
PO Box 3077
North Canton, OH 44720

       Re: Diebold Nixdorf, Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 6, 2018
           File No. 001-04879

Dear Mr. Chapman:

       We have reviewed your August 17, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 8, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Revenue, page 9

1. We note your response to prior comment 3. Please describe the nature of the professional services and the intellectual property (IP) and provide us with a comprehensive analysis explaining how the IP and professional services are not distinct. Ensure that you describe in detail how the professional services customize the IP.
 Christopher Chapman
Diebold Nixdorf, Incorporated
September 12, 2018
Page 2
2. Based on your response to prior comment 4, it appears that your contracts may not include customer acceptance provisions and when they do, those provisions do not impact the timing of revenue recognition. However, in your Form 10-K filed February 28, 2018, you disclosed that generally the earnings process is complete upon customer acceptance and you seem to indicate there are customer acceptance provisions in various types of contracts. Please clarify for us which of your contacts contain acceptance provisions, describe the nature of these provisions and how you considered whether they were a formality that would not affect your determination of when your customer obtains control of the good or service. Refer to ASC 606-10-25-30(e) and see 606-10-55-86 and -87 for
         further guidance.
3. We note your response to prior comment 5. Given you have concluded you have limited history of standalone sales necessary to accurately establish a standalone selling price, tell us how you evaluated other methods to estimate a standalone selling price for your software licenses, such as an adjusted market assessment approach or an expected cost plus a margin approach as discussed in ASC 606-10-32-34. Further, tell us if and how you considered whether the selling price of the software is highly variable. As part of your response, please quantify the amount of revenue recognized for distinct software licenses where the residual method is used.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine
Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameChristopher Chapman
                                                                Division of
Corporation Finance
Comapany NameDiebold Nixdorf, Incorporated
                                                                Office of
Information Technologies
September 12, 2018 Page 2                                       and Services
FirstName LastName